

Mail Stop 3561

December 17, 2009

<u>Via U.S. Mail and facsimile</u>

Vernon G. Baker, II
Senior Vice President and General Counsel
Arvinmeritor, Inc.
2135 West Maple Road
Troy, MI 48084-7186

> **Re: ArvinMeritor, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 20, 2009**
> **File No. 333-163233**

Dear Mr. Baker:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please confirm that you will file unqualified opinions at the time of each takedown.

Exhibit 5.1

2. Please revise your opinion, or file the opinion of another legal counsel regarding the debt securities, opining upon the laws of the State of Indiana. Also, please file with the next amendment opinions of counsel dealing with the legally binding nature of the guarantees for those subsidiary guarantors incorporated under the laws of states other than New York or Indiana.

3. Refer to the last paragraph. You may not limit reliance on the legal opinion. Please revise.

Exhibit 5.2

4. Please delete the words "as in effect on the date hereof" from the first complete paragraph on page 2 or confirm that you will re-file your opinion on the date of effectiveness.

5. Please revise part (v) of numbered opinion 1 and part (iv) of numbered opinion 2 to opine that the common stock and the preferred stock, respectively, will be duly authorized.

* * * * *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do

> not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal

cc: Marc A. Alpert
        Fax: (212) 541-5369